# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Corning Incorporated, CIK 0000024741
CUSIP: 219350105
Title of class of securities: Common Stock, par value $0.50 per share
Address of issuer's principal executive offices: One Riverfront Plaza, Corning, New York (NY), 14831
Date of event which requires filing of this statement: 08/20/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001843625

## Reporting persons
- Samsung Display Co., Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 68,000,000; shared voting power 0; sole dispositive power 68,000,000; shared dispositive power 0; aggregate amount beneficially owned 68,000,000 (7.94% of the class)

## Item 1. Issuer
Name of issuer: Corning Incorporated
Address of issuer's principal executive offices: One Riverfront Plaza, Corning, NY 14831

## Item 2. Person Filing
Name of person filing: Samsung Display Co., Ltd. (the "Reporting Person")
Address of principal business office or, if none, residence: 1, Samsung-ro, Giheung-gu, Yongin-si, Gyeonggi-Do, 17113, Republic of Korea
Citizenship: Samsung Display Co., Ltd. is a company organized under the laws of the Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 68,000,000
Percent of class: 7.94% (The percentage of beneficial ownership is based on 856,618,711 shares of Common Stock outstanding as of July 25, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 1, 2025.)
Sole power to vote or to direct the vote: 68,000,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 68,000,000
Shared power to dispose or to direct the disposition: 0

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Samsung Display Co., Ltd.: /s/ Young Jae Im, Young Jae Im/Authorized Signatory (09/10/2025)